

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2018

Scott Kirk
Chief Financial Officer
Aspen Insurance Holdings Ltd.
141 Front Street
Hamilton, HM 19
Bermuda

> **Re: Aspen Insurance Holdings Ltd.**
> **Form 10-K for fiscal year ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 001-31909**

Dear Mr. Kirk:

We have reviewed your January 9, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2017 letter.

Form 10-K for the year ended December 31, 2016

Notes to the Audited Consolidated Financial Statements
12. Reserves for Losses and Loss Adjustment Expenses, page F-41

1. We note from the tables you provided us in response to our prior comment 2 that:
    - Claims payment patterns and duration vary considerably among lines of business within both the Aspen Insurance and Aspen Re reporting segments.
    - Development for each line of business differs significantly both in amount and directionally (i.e. favorably versus unfavorably) among the lines of business within both the Aspen Insurance and Aspen Re reporting segments. For example:

- ○ For accident year 2014 for Aspen Insurance, 2015 favorable development occurred mainly in Property & Casualty, and 2016 favorable development in Marine Energy was substantively offset by 2016 unfavorable development in Property & Casualty.
- ○ For accident year 2015 for Aspen Re, 2016 significant favorable development in Property was partially offset by 2016 unfavorable development in both the Casualty and Specialty lines.

Accordingly, it appears that the aggregation of lines of business obscures meaningful trending information. As a result, we believe that further disaggregation of Aspen Insurance and Aspen RE in the tables presenting incurred claims and cumulative paid claims is necessary pursuant to ASC 944-40-50-4H. Please tell us the separate tables you intend to present beginning with your Form 10-K for the year ended December 31, 2017 upon disaggregating. Also as you did not explain within Aspen Insurance why Property & Casualty should not be disaggregated, please provide us information such as claims payment pattern and duration and development amounts and trends to support why aggregating these lines is appropriate.

You may contact Lisa Vanjoske at 202-551-3614 or Jim Rosenberg at 202-551-3679 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance